Contact Information:
Mr. Robert L. Salomon
Chief Financial Officer
Beazer Homes USA, Inc.
1000 Abernathy Road, Suite 260
Atlanta, Georgia 30328
1-770-829-3700 (telephone)

Via EDGAR Correspondence

February 12, 2016

Mr. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Beazer Homes USA, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2015
Filed November 10, 2015
File No. 1-12822

Dear Mr. Cash:

We are writing in response to the comments contained in the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) to Robert L. Salomon, Chief Financial Officer of Beazer Homes USA, Inc. (the “Company”), dated February 1, 2016 (the “Comment Letter”) regarding the above referenced filing (“Fiscal 2015 Form 10-K”). The Staff's comments and related responses from the Company are set forth below.

Form 10-K for the Fiscal Year Ended September 30, 2015
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Fiscal Year Ended September 30, 2014 as Compared to 2013, page 32

1.
In future filings, please expand your disclosure to disclose and quantity the impact of factors, such as prices and volume, which contributed to the increase or decrease in revenues. We note such factors were not identified for the 37.2% increase in Southeast homebuilding revenue in FY 2014 from FY 2013. Please refer to Item 303(a)(3)(iii) and 303(a)(3)(iv) of Regulation S-K for guidance.

Response: We respectfully acknowledge the Staff’s comment and confirm that all future disclosures will quantify, to the extent possible, the impact of factors, such as price and volume, which contributed to the increase or decrease in revenues. Such disclosures on page 31 of our Fiscal 2015 Form 10-K discussing our fiscal year ended September 30, 2015 as compared to 2014 for each of our segments included this quantification. Additionally, this information is also contained in the “Homebuilding Revenues, Average Selling Price and Closings” section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations within the tables that summarize these metrics (page 27).

Liquidity and Capital Resources, page 32

2.
Please tell us how you determined it was appropriate to classify restricted cash collaterizing your outstanding letter of credit and cash secured loans as investing activities in the statement of cash flows. Please reference the authoritative accounting literature management relied upon.

Response: The following is an excerpt from ASC 305-10-20 that provides a definition of cash:

“Consistent with common usage, cash includes not only currency on hand but demand deposits with banks or other financial institutions. Cash also includes other kinds of accounts that have the general characteristics of demand deposits in that the customer may deposit additional funds at any time and also effectively may withdraw funds at any time without prior notice or penalty (emphasis added).”

Because our restricted cash is not available for withdrawal and general use, it is segregated from our cash and cash equivalents balance and reported separately on our consolidated balance sheets. As amounts are drawn from our unrestricted cash and cash equivalents to fund our restricted cash requirements, and ultimately returned, each movement is reflected gross within the investing section of our statement of cash flows.

Substantially all of the Company’s restricted cash balances, the majority of which are held in interest bearing accounts, are posted to comply with contractual requirements from our lenders to secure certain outstanding letters of credit and our cash secured loans. Smaller balances are held in escrow by certain states to secure the Company’s obligations related to specific communities.

ASC 230-10-20 states that “investing activities include making and collecting loans and acquiring and disposing of debt or equity instruments and property, plant, and equipment and other productive assets, that is, assets held for or used in the production of goods or services by the entity (other than materials that are part of the entity’s inventory).” We believe that our restricted cash is aligned with this definition and represents an investment. Our access to the funds is contractually limited, making our restricted cash the equivalent of an investment whose return of principal requires the satisfaction of conditions, rather than representing a withdrawal demand. Therefore, deposits and withdrawals of principal balances from these restricted cash accounts represent the creation or return of an investment. As such, the activity between our restricted and unrestricted accounts should be presented within the investing section of the statement of cash flows.

Additionally, we have considered the speech delivered by Ms. Carol Stacy, then chief accountant at the SEC’s Division of Corporation Finance, at the 2006 AICPA National Conference on Current SEC and PCAOB Developments, which noted the predominance of treating changes in restricted cash as an investing activity unless certain limited circumstances apply. However, as our restricted cash is not directly received from our customer and then immediately restricted, we believe that our current classification as an investing activity continues to be appropriate.

Financial Statements
Note 13 - Income Taxes, page 63

3.
We note your disclosure on page 64 that part of the positive evidence you considered in evaluating your valuation allowance as of September 30, 2015 was your ten quarters of cumulative income from continuing operations. However, we note that in reviewing your filings that you only generated income from continuing operations before taxes in three of the last ten quarters. Please clarify for us your statement “ten quarters of cumulative income from continuing operations.” In addition, please disclose the amount of pre-tax income required to realize the deferred tax assets in future periods.

Response: In response to your request to clarify our statement of “ten quarters of cumulative income,” please refer to the table below that summarizes the relevant information derived or calculated from our previous SEC filings.

(in thousands) For the Fiscal Quarter Ended:	Income/(Loss) from Continuing Operations before Income Taxes
9/30/2015	$30,681	**
6/30/2015	12,086	per Form 10-Q
3/31/2015	(1,955)	per Form 10-Q
12/31/2014	(18,782)	per Form 10-Q
9/30/2014	20,274	**
6/30/2014	(14,962)	per Form 10-Q
3/31/2014	(8,280)	per Form 10-Q
12/31/2013	(3,906)	per Form 10-Q
9/30/2013	8,867	**
6/30/2013	(5,874)	per Form 10-Q
	$18,149	Cumulative Income from Continuing Operations before Income Taxes

** - Amounts represent annual income (loss) from continuing operations before income taxes for the respective fiscal year less the sum of the first three quarters for that year as presented above.

As noted in the table above, the Company has generated pre-tax income from continuing operations in four of its last ten fiscal quarters and has generated, on a cumulative basis over the past ten fiscal quarters, pre-tax income from continuing operations of $18.1 million.

Among other company specific and industry factors discussed in our footnote disclosure, the above cumulative results and the periodic trends therein were considered as part of our conclusion that it was, at September 30, 2015, more likely than not that a substantial portion of our deferred tax assets will be realized.

Based on the Company’s more likely than not analysis, we expect to generate $797.4 million in pre-tax income through our fiscal year ending September 30, 2035 to utilize, prior to expiration, the deferred tax balances with no associated valuation allowance as of September 30, 2015. Within our Fiscal 2016 Form 10-K, we will disclose the amount of income expected to be generated to support our deferred tax balances.

In responding to the Staff's comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are happy to discuss this response with you at your convenience.

Sincerely,

/s/ Robert L. Salomon
Robert L. Salomon
Executive Vice President and Chief Financial Officer